UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

View, Inc.

Full Name of Registrant.

Former Name if Applicable

6280 America Center Drive, Suite 200

Address of Principal Executive Office (Street and Number)

San Jose, California, 95002

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

View, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2023 (the “2023 Form 10-K”), within the prescribed time period for the reasons described below.

As previously disclosed in a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 2, 2024, on April 2, 2024, the Company entered into a Restructuring Support Agreement (the “RSA”) reflecting an agreement to implement a prepackaged restructuring of the Company through the commencement of voluntary chapter 11 cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) with a prepackaged chapter 11 plan.

In connection with preparing for the filing of the Chapter 11 Cases and thereafter, the Company has been principally engaged in addressing bankruptcy-related matters, negotiating with creditors, and reformulating its business strategy in an effort to emerge from bankruptcy. The Company’s management, including its financial and accounting personnel, has devoted significant time and attention to, among other things: (i) maintaining the Company’s ongoing operations; (ii) securing adequate liquidity to support the Company’s ongoing operations, such as the contemplated debtor-in-possession financing facility; and (iii) restructuring the Company’s financial obligations under the protection of the United States Bankruptcy Court.

The entry into the RSA came at a time during which the Company’s financial close process would normally be conducted. As a result of the increased burdens placed upon the Company’s financial and accounting personnel and the diversion of the Company’s financial resources towards the efforts described above, the Company has been unable to timely complete the preparation of its 2023 Form 10-K.

Because the financial statements for the year ended December 31, 2023 have not yet been completed by the Company and audited by the Company’s independent registered public accountant, the Company is currently unable to quantify the amount of its expected net loss for the year.

Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements may include, without limitation, statements regarding the Company’s financial results, the Chapter 11 Cases and the Company’s ongoing operations and financial obligations. These forward-looking statements are based on current expectations, estimates, assumptions, projections, and management’s beliefs, that are subject to change. There can be no assurance that these forward-looking statements will be achieved; these statements are not guarantees of future performance and are subject to certain risks, uncertainties, and other factors, many of which are beyond View’s control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. View’s business is subject to a number of risks, which are described more fully in View’s Annual Report on Form 10-K for the year ended December 31, 2022, as amended, its Quarterly Reports on Form 10-Q and in its other filings with the SEC. View undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bill Krause, Chief Legal Officer	(408)	263-9200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

See above description in Part III. Yes ☒ No ☐

View, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2024	By:	/s/ Bill Krause
Bill Krause Chief Legal Officer